25002796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Perigee Securities LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1990 Main Street PH #11
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George L. Strobel, II	941-955-0929	gstrobel@perigeegroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hancock Askew & Co., LLP
(Name – if individual, state last, first, and middle name)

100 South Ashley Drive, Suite 1550	Tampa	Florida	33602
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George L Strobel, II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Perigee Securities, LP, as of 2/28, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela M. Myeress
Commission No. HH232371
Expires: Feb. 28, 2026
Notary Public-State of Florida

Signature: [signature]

Title:
Designated Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PERIGEE SECURITIES LP

ANNUAL REPORT
CONSISTING OF FINANCIAL REPORT AND EXEMPTION REPORT
AS OF December 31, 2024
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Perigee Securities LP

Annual Report Table of Contents

Report of Independent Registered Public Accounting Firm

The Partners
Perigee Securities, LP
Sarasota, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perigee Securities, LP as of December 31, 2024, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Perigee Securities, LP as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Perigee Securities, LP's management. Our responsibility is to express an opinion on Perigee Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Perigee Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Statement Regarding Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Perigee Securities, LP's financial statements. The supplemental information is the responsibility of Perigee Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Statement Regarding Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hancock Askew + Co., LLP

We have served as the Company's auditor since 2024.
Tampa, Florida
February 28, 2025

Perigee Securities LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
	Cash	$ 3,034,906
	Prepaid Insurance	831
	FINRA Funds on Deposit	10,800
	TOTAL ASSETS	$ 3,046,537
LIABILITIES		
	Commissions Payable	$ 2,415,581
PARTNERS' EQUITY		
	Partners' Equity	630,956
	TOTAL LIABILITIES & PARTNERS' EQUITY	$ 3,046,537

Perigee Securities LP

STATEMENT OF OPERATIONS

For the Year ended December 31, 2024

Revenues		
	Broker Dealer Revenue	$4,248,647
	Interest Income	7,786
	Insurance Commissions	31,922
	Other Business Income	64,000
	Total Revenues	4,352,355
Expenses		
	Commission Expense	3,634,180
	MPC Consulting Fee	352,660
	Audit Expense	27,050
	Regulatory Fees	17,996
	Overhead Allocation Expense	10,860
	Professional Fees	6,750
	Business Licenses and permits	6,619
	Insurance	3,031
	Registerd Agent Fee	2,450
	E-Mail Retention Expense	2,436
	Filling Fees	1,346
	Continuing Education	1,261
	Fingerprint Fees	65
	Total Expenses	4,066,704
	NET INCOME	$285,651

Perigee Securities LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the Year ended December 31, 2024

	General Partner	Limited Partner	Total
Partners Equity at January 1, 2024	$ 3,045	$ 342,260	$ 345,305
Net Loss/Income	1,428	284,223	285,651
Contributions by Partners	-	-	-
Partners Equity at December 31, 2024	$ 4,473	$ 626,483	$ 630,956

See Accompanying Notes to Financial Statements

Perigee Securities LP

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	285,651
Adjustments to reconcile Net Income to net cash provide by operations		
Change in Prepaid Insurance		(323)
Commissions Payable		2,415,581
Change in Deposit with FINRA		(6,791)
NET CASH PROVIDED BY OPERATIONS		2,694,118
NET INCREASE IN CASH		2,694,118
CASH AT BEGINNING OF YEAR		340,788
CASH AT END OF YEAR	$	3,034,906

Perigee Securities LP

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2024

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization

Perigee Securities LP (the Partnership) was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. The Partnership is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

There was one Limited partner as of December 31, 2024.

The Partnership does not hold funds or assets for customers. Accordingly, (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on exemption provisions under Footnote 74 of the SEC Release No. 34-70073 through December 31, 2024.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

2. Basis of Presentation

The Partnership has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities, and all of the Codification's carries the same level of authority.

3. Segment Information Disclosure

In November 2023, FASB issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which introduced new disclosure requirements pertaining to the reportable segments of an entity, such as the Company. These disclosure requirements are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including both federal and state private tax equity placement, acting as a back-up manager for tax equity backed bonds and brokering variable life insurance policies. George L. Strobel II serves as the Principal for the Partnership and is the chief operation decision maker, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the Principal uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the Principal manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. Use of Estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

5. Revenue and Cost Recognition

The Partnership prepares its financial statements on the accrual basis of accounting.

Revenue From Contracts with Customers

Revenue from contracts with customers includes broker dealer revenue from selling and placement services, and insurance commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Performance obligations are typically satisfied at a point in time.

Revenues are recognized at the point which the Partnership has the right to receive those revenues. With respect to selling and placement services, revenues are recognized as the investors fund the entities, and the net amount available for payment to the Partnership is known and calculable. In establishing the net amount available to make commission payments to the Partnership, the Issuer must first determine all third-party expenses in order to determine the amount of fee earned by the Partnership for the specific investment. The point these commissions become fixed and determinable is typically thirty days after funding by the investor in the Issuer.

Expenses are recognized as obligations are incurred. Should the expense relate to a period longer than twelve months it is capitalized and amortized over the period of the expenditure.

6. Income Taxes

Perigee, as a limited partnership, is taxed as a partnership in accordance with the Internal Revenue Code. In lieu of corporate income taxes, the partners of Perigee are taxed on Perigee's taxable income in accordance with the related operating agreement; thus the statement of operations includes no income tax expense or benefit for the Partnership.

The Partnership adheres to provisions of ASC 740, Income Taxes, relating to the uncertainty in income taxes. This guidance requires Companies, to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Services (IRS) examinations or upon examination by state taxing authorities. In Accordance with this guidance, the Partnership has determined that it does not have any positions at December 31, 2024, that it would be unable to substantiate. The Partnership has filed tax returns for all years through December 31, 2023. Years December 31, 2020, 2021, 2022, and 2023 remain subject to audit by taxing authorities.

7. Cash

Cash consists of deposits and certificates of deposit with banks and all highly liquid investments, with maturities of nine months or less, that are not segregated and deposited for regulatory purposes.

The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank.
At December 31, 2024, The Partnership had deposits in excess of FDIC limits that totaled approximately $ 2,785,000 The Partnership has not and does not expect to incur any losses with respect to balances over the FDIC insured Limit.

8. Subsequent Events

The Partnership has evaluated subsequent events from January 1, 2025 through February 28th. 2025, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would require to be recognized in the financial statements as of December 31, 2024.

NOTE B- ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each partner's capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to General Partner results in a negative capital balance, future gross profits are allocated to the General Partner to restore the capital account to zero, then to all partners in proportion to their percentage interests.

NOTE C- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2024 or at any time during the year ended.

NOTE D- NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, Every broker dealer must at all times have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement under paragraph (a)(1) of the section, or to any of its activities under paragraph (a)(2) of the section, and must otherwise not be "insolvent" as that term is defined in paragraph (d) (16) of the section.

At December 31, 2024, the partnership had net capital of $604,325 which exceeded the capital requirement by $599,325. The Partnership's ratio of aggregate indebtedness to net capital was 399.72% at December 31, 2024.

NOTE E- MAJOR CUSTOMERS AND VENDORS

The Partnership had revenues from ten customers during the year ended December 31, 2024. The Partnership received $1,942,586.85 from its largest customer during 2024. With the exception of Insurance Commissions and Interest Income all revenue is from related parties The Partnership incurred over 89% of its expenses on Commissions paid to its registered agents during the year ended December 31, 2024.

NOTE F- COMMITMENTS AND CONTINGENCIES

The Partnership, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect of the financial position or results of operations of the Partnership.

NOTE G- RELATED PARTY TRANSACTIONS

Related Party Revenues and Expenses

The following table sets forth the Company's related party revenues and expenditures for the year ending on December 31, 2024:

Broker/Dealer Revenues	4,248,647
Other Business Income	64,000
Total Revenues	**4,312,647**
Overhead Expense Allocation	10,860
MPC Consulting Fee	352,660
Total Expenses	**363,520**

There are no related party assets or liabilities as of December 31, 2024.

Perigee Securities LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2024

NET CAPITAL

Partners' Equity	$ 630,956
Deductions for non-allowable assets	
FINRA Funds on Deposit	10,800
Excess Fidelity Bond Deduction	15,000
Prepaid Insurance	831
TOTAL DEDUCTIONS FOR NON-ALLOWABLE ASSETS	26,631
NET CAPITAL	$ 604,325

AGGREGATE INDEBTEDNESS

Items included in the balance sheet	
Commissions Payable	$ 2,415,581
TOTAL AGGREGATE INDEBTEDNESS	$ 2,415,581
RATIO: Aggregate indebtedness to net capital	399.72%
Minimum net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 599,325

Audited Net Capital equals the Partnerships' unaudited Statement of Net Capital located in Part II of it's Focus Report filed for the fourth quarter of 2024.

Statement Pursuant to paragraph (d)(4) of Rule 17a-5 there were no material differences between this computation of net capital and the corresponding computation prepared by Perigee Securities LP for inclusion in the Partnership's unaudited Part IIA FOCUS Report (Form X-17A-5) as of December 31, 2024 as filed on January 17, 2025.

Perigee Securities LP

Year ended December 31, 2024

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2024

EXEMPTION UNDER SECTION (k)(2)(i)

The Partnership does not hold funds or assets for customers. Accordingly, (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on exemption provisions under Footnote 74 of the SEC Release No. 34-70073 through December 31, 2024.

See accompanying report of the independent registered public accounting firm.

Perigee Securities, LP

Exemption Report

For the Year Ended December 31, 2024

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Report of Independent Registered Public Accounting Firm

The Partners
Perigee Securities, LP
Sarasota, Florida

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Perigee Securities, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling various life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions as well as acting as a placement agent in Real Estate Investment Trusts on a Best Efforts basis and acting as a consultant regarding derivative securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Perigee Securities, LP's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perigee Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hancock Askew + Co., LLP

Tampa, Florida
February 28, 2025

Perigee Securities LP

Perigee Securities' Exemption Report

Perigee Securities LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling various life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions as well as acting as a placement agent in Real Estate Investment Trusts on a Best Efforts basis and acting as a consultant regarding derivative securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Perigee Securities LP

I, George L. Strobel, II, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: George L. Strobel II

Title: Designated principal
February 28, 2025

PERIGEE GROUP

Private Equity
Venture Capital
Structured Finance
Life Insurance

1990 Main Street
Suite 11
Sarasota, FL 34236
(941) 955-0929 phone
(941) 955-0989 fax

3414 Peachtree Rd, NE
Suite 825
Atlanta, GA 30326
(404) 596-8019 phone

Writer's Direct Dial: (941) 955-0929
gstrobel@perigeegroup.com

February 28, 2025

SEC Mail Processing

MAR 05 2025

Washington, DC

Via USPS

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Dear Sr. or Madam,

Please find enclosed copy of the 2024 Annual Audit Report submitted via FINRA.org for Perigee Securities, LP.

If you should have any questions, please feel free to contact me via phone or e-mail.

Thanks,

Sincerely,

PERIGEE SECURITIES, LP

George L. Strobel II
Designated Principal

Perigee Securities, LP
CRD Number 123210

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 7459460 (Please retain this number for further inquiries regarding this form)
Submitted By: angelamyeress10
Submitted Date: Fri Feb 28 15:40:41 EST 2025

SEC Mail Processing
MAR 05 2025
Washington, DC

All fields marked with * are mandatory.

Annual Audit Notice Information:

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines **(effective February 2016)**:
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 20, 2021, your firm's electronic submission of the annual audit report to FINRA via Firm

All fields marked with * are mandatory.

Annual Audit Notice Information:

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 20, 2021, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Long-Term Stock Exchange, Inc.

Miami International Securities Exchange, LLC, MIAX Emerald, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange LLC, NYSE American LLC

NYSE Arca, Inc., NYSE Chicago, Inc., NYSE National, Inc.

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing**

requirement by rule, you must continue to file directly with such SRO.

Name of Auditor*: Hanckok Askew & Co., LLP

PCAOB #*: 794

Auditor Address - Street*: 100 South Ashley Drive, Suite 1550

City*: Tampa

State*: FL

Zip Code*: 33602

Auditor Main Phone Number*: 8132542727

Lead Audit Partner Name*: Allen Akins

Lead Audit Partner Direct Phone Number*: 9125272793

Lead Audit Partner Email Address*: aakins@hancockaskew.com

FYE: 2024-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* **See Annual Audit Notice Information above.**

(●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule

15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Perigee Securities 2024 AUDIT FINAL 2-28-25.pdf 1187186 bytes